OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024
	TELEPHONE	(310) 208-8800
	FACSIMILE	(310) 443-6690

STEPHEN I. CHAZEN

PRESIDENT

AND

CHIEF FINANCIAL OFFICER

Direct Telephone	(310) 443-6311
Direct Facsimile	(310) 443-6812

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

May 14, 2008

Via Courier

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 1-09210

Dear Mr. Schwall:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your April 30, 2008 letter. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2007 Form 10-K. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

To protect confidential business and financial information, Occidental requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, that the information hereby submitted and further described below be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise:

Occidental Response to SEC Letter Page 2 of 12	May 14, 2008

All redacted information in Appendix A, Appendix B and Appendix C indicated by asterisks (*).

Under Rule 83, each page of this letter on which redactions appear is marked “Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83.” The remainder of this request and information for a company contact appear at the end of this letter.

General

1.

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response to Comment 1

We confirm that we will comply with the resolution of the following comments in future filings. Further, as you requested, we have provided you with an example of the disclosures we intend to use in future filings where appropriate.

Items 1. and 2. Business and Properties, page 3

2.	Please provide information regarding the seasonality of your business, as required by Item 101 (c)(v) of Regulation S-K.

Response to Comment 2

Item 101 of Regulation S-K requires narrative description of the registrant’s business. To the extent material to an understanding of the registrant’s business taken as a whole, the description of each such segment shall include certain specific information, which includes “the extent to which the business of the segment is or may be seasonal,” according to Item 101(c)(v). Historically prices for commodities such as crude oil and natural gas may have fluctuated between seasons though not by a significant amount. Recently, any seasonal effects have been overwhelmed by other factors, such as global and regional supply/demand balances, inventory levels, import/export balances and the political climate. The company does not believe there is any material seasonality in its business that would provide meaningful information to the understanding of its business. In future filings the company will make the following disclosure to address this matter: “Seasonality is not a primary driver of changes in Occidental’s quarterly earnings during the year.”

Occidental Response to SEC Letter Page 3 of 12	May 14, 2008

Comparative Oil and Gas Proved Reserves and Production, page 3

3.	Please explain in detail why you have reported a negative number for both Proved reserves – Other interests and Production – Other interests.

Response to Comment 3

The proved reserves and production for other interests reflect the negative impact of removing the minority interest amounts for a Colombia corporation that is not 100% owned by the company. This adjustment is described in note (e) to the Comparative Oil and Gas Proved Reserves and Production table on page 3.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Purchases of Equity Securities, page 7

Share Repurchase Activities, page 8

4.	Please expand your table to include the share repurchase activities during the fourth quarter of 2007 in a per month format. See item 5(c) of Form 10-K.

Response to Comment 4

The company disclosed its 2007 fourth quarter share repurchases for each month (October 1-31, November 1-30 and December 1-31) immediately above the fourth quarter amounts in its Share Repurchase Activities table on page 8.

Five-Year Summary of Selected Financial Data, page 9

5.

We note that you have disclosed Cash flow provided by Operating Activities. Please expand your disclosure to disclose all statements of cash flow measures to provide investors with a more balanced presentation. Refer to FRC 202.03.

Response to Comment 5

In recent years, the most significant portion of cash flow from financing activities has been payments to reduce long-term debt which the company believes can be ascertained from the change in the Long-term debt, net and trust preferred securities disclosure in this table. The company has also disclosed the significant components of its financing activities in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), as well as the Consolidated Statements of Cash Flows and Notes to Consolidated Financial Statements. However, in future filings, the company will disclose the Cash flow from financing activities measure in the Five-Year Summary of Selected Financial Data to the extent that

Occidental Response to SEC Letter Page 4 of 12	May 14, 2008

this information is important to the understanding of our business. See the response to Comment 6 regarding cash flows from investing activities.

Five-Year Summary of Selected Financial Data, page 9

6.	Please expand your disclosure to define how you calculate Capital Expenditures and Cash provided (used) by all other investing activities, net.

Response to Comment 6

The amounts disclosed as Capital expenditures in the Five-Year Summary of Selected Financial Data agree to the amounts for this category in the investing activities section of the Consolidated Statements of Cash Flows. The company has disclosed its accounting policies used to capitalize appropriate expenditures in the Critical Accounting Policies and Estimates section of the MD&A. The amounts for Cash provided (used) by all other investing activities, net represent the amounts for Net cash used by investing activities in the Consolidated Statements of Cash Flows excluding the portion of those balances representing capital expenditures. The two amounts together equal the Net cash used by investing activities amount in the Cash Flow Statement.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) (Incorporating Item 7A), page 9

Oil and Gas Segment, page 11

7.

For all your properties, please include the information required by Item 102 of Regulation S-K, including a description of the location of each of your interests. Further, please provide a map with the locations of your interests.

Response to Comment 7

The company believes the information it has disclosed in the Oil and Gas Segment of MD&A fulfills the disclosure requirements of Item 102 of Regulation S-K including material information regarding location and general character of our interests and production, reserves, development and nature of interest. In future filings, the company will include maps to disclose the location data of significant properties.

Improved Recovery, page 15

8.

We note that your operations employ various improved recovery techniques including water flooding and gas injection. We further note your disclosure on page 12 that “Approximately 60% of [your] Permian Basin production is from fields that actively employ the application of CO2 flood technology...These CO2 flood operations make Occidental a world leader in the application of this technology.” Please tell us how you account for the related costs to explore,

Occidental Response to SEC Letter Page 5 of 12	May 14, 2008

develop and then to maintain production and specify the accounting treatment for such costs incurred during each stage of a project’s life, such as exploration, development, production and, reclamation. We may have further comment.

Response to Comment 8

There is no direct guidance within United States generally accepted accounting principles (GAAP) for the accounting of expenditures related to the use of improved recovery techniques such as the use of CO2 flood technology. The company relies on accounting matching principles designed to expense these costs when the related revenues are recognized and to record an asset when future economic benefits are obtained from past transactions. Consequently, the company capitalizes the expenditures that enhance future value and expenses the remaining costs. The company’s treatment of those costs at each stage of a project’s life are described in note 1 of the financial statements, Summary of Significant Accounting Policies and in the Critical Accounting Policies and Estimates of the MD&A.

Consolidated Results of Operations, page 19

9.

Expand your discussion of your year to year comparisons. For example, quantify the higher crude oil prices and the unit volume increases that increased net sales in 2007. Further, explain in more detail such events as the $108 million gain related to litigation settlements or provide an appropriate cross reference. This expanded disclosure should be included throughout your MD&A. As a further example, on page 20, provide a description of the capital expenditures in 2007 that increased your property, plant & equipment line item.

Response to Comment 9

The company has provided discussion quantifying the effect of higher crude oil prices and oil and gas production in Liquidity and Capital Resources in MD&A. Specifically, in 2007, Occidental’s realized crude oil prices increased 12 percent and its oil and gas production increased by over 4 percent compared to 2006. The decrease in net sales for the chemical segment from 2007 to 2006 was 3 percent which was not significant.

For future filings, the company will cross reference events such as the recorded gains from litigation settlements of $108 million.

The increase in property, plant and equipment, net (PP&E) was partially due to $3.5 billion of capital expenditures, the most significant portion of which was for oil and gas exploration, production and development activities. Additionally, the company made various oil and gas acquisitions for approximately $1.4 billion of which a significant portion of the purchase price was allocated to PP&E. Please see the Cash Flow Analysis and Capital Expenditures sections in Liquidity and Capital Resources in MD&A.

Occidental Response to SEC Letter Page 6 of 12	May 14, 2008

While the company believes its disclosures in the section adhere to the applicable rules, in future filings the company will expand its discussion of year to year comparisons or provide an appropriate cross reference where applicable.

Liabilities and Stockholders’ Equity, page 21

10.

We note that the decrease of your accrued liabilities was due to contract bonus payments in Oman and contingent payments related to acquisitions. Please tell us the nature of these payments and specify your accounting treatment of such payments.

Response to Comment 10

The company accrued contractual signature bonus payments due to the Government of Oman when it signed an extension of its original agreement prior to 2007 and reduced the accrued liability when the cash payments were made in 2007. The offset to this accrual was recorded to PP&E. The bonus is typical of those negotiated by the Government of Oman with companies seeking contracts or contract extensions for oil and gas exploration or development on sovereign Omani lands. The purpose of the bonus was to secure the contract from the Omani government.

The company had previously accrued for contingent liabilities prior to 2007 related to the acquisition of chemical manufacturing facilities located in the U.S. which were subsequently paid in 2007. These contingent liabilities were recorded in accordance with SFAS No. 141.

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Income, page 35

11.

We note that you have recorded interest, dividends and other income as well as gains of disposition of assets, net as a component of revenues. Please modify your current presentation such that these line items are not referred to as Revenue.

Response to Comment 11

In accordance with Rule 5-03 of Regulation S-X, the company has separately stated net sales of tangible products from other revenues which are included in the amounts for the captions Interest, dividends and other income and Gains on disposition of assets, net. In future filings we will revise the title of this section to “Revenues and other income”.

Occidental Response to SEC Letter Page 7 of 12	May 14, 2008

Item 13. Certain Relationships and Related Transactions and Director Independence, page 84

12.

You state that the information required by Item 13 to your 10-K is incorporated by reference to information appearing in your 2008 proxy statement. However, it does not appear that you provided any disclosure under Item 404 of Regulation S-K within the cross reference provided under Item 13 of your 10-K. Please provide such disclosure or explain to us why such disclosure is not necessary.

Response to Comment 12

The Company’s Item 13 Response in future 10-K reports will include a reference to the conflicts of interest policy information found in its current proxy statement under the heading “Information Regarding the Board of Directors and its Committees – Corporate Governance.” In 2007 there were no transactions requiring disclosure under Item 404 of Regulation S-K. Assuming that is the case again next year, the Company plans to include a statement in the 10-K or the Proxy to that effect.

Engineering Comments

Oil and Gas Segment, page 11

Libya, page 13

13.

You indicate that under the new 30-year contract you and your partner would pay a signature bonus of $1 billion, of which your share is $750 million. Please tell us what the purpose of a signature bonus is and to whom it is to be paid. Also, it does not appear that you have filed this document as an exhibit to the Form 10-K. Please do so or tell us why you do not believe that it needs to be filed.

Response to Comment 13

The signature bonus is payable to the National Oil Corporation of Libya subsequent to the execution of final documents, which was not completed as of the end of 2007. The bonus is typical of those negotiated by the National Oil Corporation with companies seeking contracts to conduct oil and gas exploration or development on sovereign Libyan lands. The purpose of the bonus is to secure the contract from the Libyan government. This contract was not considered for inclusion as an exhibit since it was not yet executed when the Form 10-K was filed.

Occidental Response to SEC Letter Page 8 of 12	May 14, 2008

Proved Reserves – Estimation and Review Process, page 14

14.	Regarding the Ryder–Scott engagement, please tell us, with a view toward disclosure, the following (the company’s responses for this comment follow each of the ensuing points):

•	whether the independent engineer independently selected the properties and the percentage of overall reserves to be reviewed;

The company selected the proposed asset review list to ensure coverage of assets not previously reviewed. The company forwarded the list to Ryder Scott Company, L.P. (Ryder Scott) for further comment and acknowledgement. As contemplated in the Ryder Scott engagement letter, Ryder Scott and the company consider the selection of the oil and gas fields reviewed to be a valid representation of the company’s total reserve portfolio. The company’s goal is to review between 10 and 20 percent of its proved reserves base each year, recycling to previously reviewed assets in a four to five year time frame.

•	whether the independent engineer was hired by the Board of Directors or company management;

The independent review engineer was hired by the company’s Corporate Reserves Review Committee, which consists of senior corporate officers including the company’s President and Chief Financial Officer. Ryder Scott presents to the Audit Committee of the Board of Directors periodically throughout the year.

•	if the independent engineer reviews a different set of properties every year;

The independent review engineer reviews a different set of properties each year.

•	if the reserves and procedures reviewed included proved producing reserves, proved developed non-producing reserves and proved undeveloped reserves and in what proportions;

Of the 10 percent of the company’s total reserve portfolio reviewed in 2007, 79 percent were proved developed producing reserves, 1 percent were proved developed non-producing reserves and 20 percent were proved undeveloped reserves. These percentages were generally consistent with the company’s total proved reserves at the end of 2007.

Occidental Response to SEC Letter Page 9 of 12	May 14, 2008

•

if the review included a review of all commonly used methodologies of reserve estimations such as decline curve analysis, volumetrics, material balance, analogies and reservoir simulation and in what proportions;

The principal methodologies reviewed by Ryder Scott for the 2007 program included decline curve analysis (76 percent), analogs/type curves (19 percent) and volumetrics (5 percent).

•	if the review consisted of properties under going primary, secondary and tertiary recovery operations, in what proportions and the types of tertiary recovery they reviewed;

The proportions of reserves reviewed were 34 percent primary, 22 percent secondary and 44 percent tertiary (which included CO2 and steam recovery operations).

•	if the review included properties in all major basins and geographical areas where Occidental operates and if not where were the reserves were located;

In order to get annual reserve review coverage representative of the company’s total reserves portfolio, the geographic dispersion of properties reviewed will differ each year. In 2007, Ryder Scott reviewed proved reserves in the Permian Basin, Hugoton and Oman.

•	other work that this independent engineer may have performed for Occidental during the year;

Ryder Scott did not perform any services for the company during 2007 other than the proved reserves review and presentations.

•

reconcile the statement that the independent engineer reviewed approximately 10% of your oil and gas reserves with the statement that they were not engaged to render an opinion as to the reserve volumes by Occidental.

Ryder Scott was engaged to review the company’s oil and gas estimation processes and to compare the company’s methods and procedures to generally accepted industry standards. The volumes reviewed are estimated by the company and the processes under which they are estimated is considered by Ryder Scott and the company as a valid representation of the company’s total reserve portfolio.

Also, provide us with a copy of the independent engineer’s reserve report, audit opinion letter and the documentation of their review.

Occidental Response to SEC Letter Page 10 of 12	May 14, 2008

Rule 83 Confidential Treatment Request Made by Occidental Petroleum Corporation Request No. 1(a)

See Appendix A. As noted, we request confidential treatment of the information in Appendix A and request that you return this information upon conclusion of the Commission’s review to the undersigned at the address noted above.

15.

Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. Please include the annual cash flow tables for all categories of proved reserves and total proved reserves for each geographic area and please include the one line summaries of all properties. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

Response to Comment 15

Rule 83 Confidential Treatment Request Made by Occidental Petroleum Corporation Request Nos. 2 & 3(b)

We have provided a copy of our reserve report as of December 31, 2007 at Appendix B. We have provided the annual cash flow tables for proved reserves for each geographic area including a summary of all properties at Appendix C. As noted, we request confidential treatment of the information in Appendix B and Appendix C and request that you return this information upon conclusion of the Commission’s review to the undersigned at the address noted above.

Supplemental Oil and Gas Information, page 77

16.	We note an almost 12% negative gas reserve revision in the area of Middle East/North Africa. Please provide us with the reasons for this revision.

_________________________

(a) Occidental Petroleum Corporation requests that the information contained in Request No. 1 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

(b) Occidental Petroleum Corporation requests that the information contained in Requests No. 2 and No. 3 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Occidental Response to SEC Letter Page 11 of 12	May 14, 2008

Response to Comment 16

The 12 percent negative gas reserve revision in the area of Middle East/North Africa is mainly due to the impact of price increases on the company’s production sharing contract (PSC) arrangement for the Dolphin Project in Qatar.

The company conducts its operations in Qatar, Oman and Yemen under PSCs, and under such contracts receives a share of production and reserves to recover its costs and an additional share for profit. The company’s share of production and reserves from these contracts decreases when oil and gas prices rise and increases when oil and gas prices decline. Please see MD&A, Oil and Gas Segment, Business Environment, Production-Sharing Contracts.

Request for Confidential Treatment

To protect confidential business and financial information, Occidental requests confidential treatment of certain information in this letter.

If any person (including any government employee who is not a member of the SEC staff) should request an opportunity to inspect or copy such documentation and information, Occidental requests that (i) you promptly notify the company’s General Counsel of such request by writing to the General Counsel at the address noted above or by facsimile at (310) 443-6195, or by calling (310) 443-6176; (ii) you furnish the General Counsel with a copy of all written material pertaining to such request (including but not limited to the request itself and any determination by the SEC staff with respect to such request); and (iii) you give the General Counsel sufficient advance notice of any intended release so that Occidental may, if it deems it necessary or appropriate, pursue any available remedies. If the Commission is not satisfied that the redacted information in this letter is exempt from disclosure, the company requests an opportunity to be heard on its claim of exemption.

The foregoing request also applies to any reports, summaries, analyses, letters, or memoranda arising out of, in anticipation of or in connection with the Commission’s examination or inspection and memoranda, notes, transcripts or writings of any kind which are made by or at the direction of an employee of the Commission (or any other governmental agency authorized to do so) and which incorporate, include or relate to any of the matters (1) contained in the identified information or any materials furnished by Occidental to the Commission (or any other governmental agency) or (2) referred to in any conference, meeting, or telephone conversation between (a) counsel for Occidental and (b) employees of the Commission (or any other governmental agency).

In addition, pursuant to Rule 12b-4 under the Exchange Act, we respectfully request that the Commission return all such supplemental information upon conclusion of the Commission’s review to the undersigned at the address noted above.

Occidental Response to SEC Letter Page 12 of 12	May 14, 2008

______________________________________________

We believe that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures.

______________________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and

•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen

President and

Chief Financial Officer

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Appendix A

[Confidential treatment has been requested for all of Appendix A, which consists of 10 pages.]

Occidental Petroleum Corporation requests that the information contained in Request No. 1 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Appendix B

CONSOLIDATED SUBSIDIARIES

PROVED NET OIL AND GAS RESERVES

2007 YEAR END

Total
Proved
OIL (Mbbls)

USA
Permian	*
Elk Hills	*
Vintage Prod Cal	*
THUMS	*
Tidelands	*
Hugoton and Other	*
Total USA	1,707,296

Middle East/North Africa
Dolphin (UAE)	*
Qatar	*
Yemen	*
Oman	*
Libya	*
Total Middle East/North Africa	304,731

Latin America
Argentina	*
Bolivia	*
Colombia	*
Total Latin America	213,910

TOTAL OIL CONSOLIDATED SUBS.	2,225,937

NATURAL GAS (MMCF)

USA
Permian	*
Elk Hills	*
Vintage Prod Cal	*
THUMS	*
Hugoton	*
Total USA	2,672,296

Middle East/North Africa
Dolphin (UAE)	*
Oman	*
Total Middle East/North Africa	963,363

Latin America
Argentina	*
Bolivia	*
Colombia	*
Total Latin America	207,818

TOTAL NATURAL GAS CONSOLIDATED SUBS.	3,843,477

Occidental Petroleum Corporation requests that the information contained in Request No. 2 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Appendix C

Summary of Properties included in the annual cash flow tables

NORTH AMERICA

Permian Basin

Occidental has an approximate 16-percent net share of the total oil production in the Permian Basin throughout southwest Texas and southeast New Mexico and produces and processes natural gas and natural gas liquids (NGL) in this basin. Occidental's Permian Basin production is diversified across a large number of producing areas. Wasson San Andres was Occidental's largest Permian producing field and represented 19 percent of Occidental's 2007 daily Permian Basin production and 26 percent of its year-end Permian Basin proved reserves.

Elk Hills

Occidental's interest at Elk Hills includes the Elk Hills oil and gas field in the southern portion of California’s San Joaquin Valley, which it operates with an approximately 78-percent interest, and other non-unit properties.

Vintage Production California

Occidental’s Vintage Production California properties produce oil and gas from more than 50 fields, located mainly in the Ventura, San Joaquin and Sacramento basins.

THUMS and Tidelands

Occidental owns THUMS, which conducts the field operations for an oil production unit offshore Long Beach, California and Tidelands, which is the contract operator for an onshore oil production unit in Long Beach, California.

Hugoton and other

Occidental owns a large concentration of gas reserves, production interests and royalty interests in the Hugoton area of Kansas and Oklahoma.

MIDDLE EAST/NORTH AFRICA

Dolphin Project

Occidental's investment in the Dolphin Project includes a 24.5-percent undivided interest in the assets and liabilities associated with a Development and Production Sharing Agreement (DPSA) with the Government of Qatar to develop and produce natural gas and NGLs in Qatar’s North Field.

Qatar

In addition to the Dolphin Project, Occidental participates in two production projects in Qatar, Idd El Shargi North Dome (ISND) and Idd El Shargi South Dome (ISSD) and has a 92.5-percent interest in an exploration and production sharing agreement covering Blocks 12 (production block) and 13 (exploration block) located offshore Qatar.

Yemen

Occidental owns contractual interests in three producing blocks in Yemen, including a 38-percent direct-working interest in the Masila field, a 40.4-percent interest in the East Shabwa field, comprising a 28.6-percent direct-working interest and an 11.8-percent equity interest in an unconsolidated entity, and a 75-percent interest in Block S-1. In addition, Occidental owns an 80-percent working interest in Block 20 and is currently awaiting final approval from the Yemen government for a 75-percent working interest in Block 75.

Oman

In Oman, Occidental is the operator of Block 9 and Block 27, with a 65-percent working interest in each, Block 53, with a 45-percent working interest, and Block 54, with a 70-percent working interest.

Appendix C

Libya

In 2005, Occidental signed an agreement with the Libya National Oil Corporation (NOC) which allowed it to re-enter the country and participate in exploration and production operations in the Sirte Basin (which it had left in 1986 pursuant to United States law) on generally the same terms in effect when activities were suspended. In November 2007, Occidental announced that it had reached an agreement with NOC on new 30-year contracts for major field redevelopment and exploration in the Sirte Basin which is subject to approval by the Libyan government.

LATIN AMERICA

Argentina

Occidental’s Argentina assets consist of 23 concessions located in the San Jorge Basin in southern Argentina and the Cuyo Basin and Neuquén Basin in western Argentina. Occidental operates 20 of the concessions with a 100-percent working interest.

Bolivia

Occidental has working interests in four blocks located in the Tarija, Chuquisaca and Santa Cruz regions of Bolivia.

Colombia

Occidental is the operator under four contracts within the Llanos Norte Basin: the Cravo Norte, Rondón, Cosecha, and Chipirón Association Contracts with working interests at 42 percent, 44 percent, 53 percent and 61 percent, respectively. In the Middle-Magdalena Basin, Occidental has an EOR project in the La Cira-Infantas (LCI) field, in which Occidental holds a 48-percent working interest. Additionally, Occidental holds various working interests in five exploration blocks.

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Occidental Petroleum Corporation

SFAS 69 - Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

North America - Consolidated Subsidiaries

[IN MILLIONS]

Year	Future cash flows		Future production costs and other operating expenses		Future development costs		Future income tax expense		Future net cash flows		Ten percent discount factor		Standardized measure

2008	$	*	$	*	$	*	$	*	$	*	$	*	$	*
2009		*		*		*		*		*		*		*
2010		*		*		*		*		*		*		*
2011		*		*		*		*		*		*		*
2012		*		*		*		*		*		*		*
2013		*		*		*		*		*		*		*
2014		*		*		*		*		*		*		*
2015		*		*		*		*		*		*		*
2016		*		*		*		*		*		*		*
2017		*		*		*		*		*		*		*
2018		*		*		*		*		*		*		*
2019		*		*		*		*		*		*		*
2020		*		*		*		*		*		*		*
2021		*		*		*		*		*		*		*
2022		*		*		*		*		*		*		*
2023		*		*		*		*		*		*		*
2024		*		*		*		*		*		*		*
2025		*		*		*		*		*		*		*
2026		*		*		*		*		*		*		*
2027		*		*		*		*		*		*		*
Beyond		*		*		*		*		*		*		*

Total		$169,836		$(59,832)		$(6,166)		$(35,543)		$68,295		$(40,043)		$28,252

Occidental Petroleum Corporation requests that the information contained in Request No. 3 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Appendix C	North America

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Occidental Petroleum Corporation

SFAS 69 - Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Latin America - Consolidated Subsidiaries

[IN MILLIONS]

Year	Future cash flows		Future production costs and other operating expenses		Future development costs		Future income tax expense		Future net cash flows		Ten percent discount factor		Standardized measure

2008	$	*	$	*	$	*	$	*	$	*	$	*	$	*
2009		*		*		*		*		*		*		*
2010		*		*		*		*		*		*		*
2011		*		*		*		*		*		*		*
2012		*		*		*		*		*		*		*
2013		*		*		*		*		*		*		*
2014		*		*		*		*		*		*		*
2015		*		*		*		*		*		*		*
2016		*		*		*		*		*		*		*
2017		*		*		*		*		*		*		*
Beyond		*		*		*		*		*		*		*

Total		$11,433		$(3,432)		$(1,407)		$(2,171)		$4,423		$(1,387)		$3,036

Occidental Petroleum Corporation requests that the information contained in Request No. 3 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Appendix C	Latin America

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Occidental Petroleum Corporation

SFAS 69 - Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Middle East / North Africa - Consolidated Subsidiaries

[IN MILLIONS]

Year	Future cash flows		Future production costs and other operating expenses		Future development costs		Future income tax expense (a)		Future net cash flows		Ten percent discount factor		Standardized measure

2008	$	*	$	*	$	*	$	*	$	*	$	*	$	*
2009		*		*		*		*		*		*		*
2010		*		*		*		*		*		*		*
2011		*		*		*		*		*		*		*
2012		*		*		*		*		*		*		*
2013		*		*		*		*		*		*		*
2014		*		*		*		*		*		*		*
2015		*		*		*		*		*		*		*
2016		*		*		*		*		*		*		*
2017		*		*		*		*		*		*		*
2018		*		*		*		*		*		*		*
2019		*		*		*		*		*		*		*
2020		*		*		*		*		*		*		*
2021		*		*		*		*		*		*		*
2022		*		*		*		*		*		*		*
Beyond		*		*		*		*		*		*		*

Total		$25,195		$(4,949)		$(1,927)		$(1,164)		$17,155		$(6,145)		$11,010

(a) Libya is the only country in the Middle East/North Africa that charges the Company income taxes and the current contracts expire in 2010.

Occidental Petroleum Corporation requests that the information contained in Request No. 3 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Appendix C	Middle East - North Africa